Exhibit 99.1

Cash Store Financial announces appointments of Kevin Paetz to President and Chief Operating Officer, Canada, and Barret J. Reykdal to President and Chief Operating Officer, United Kingdom

EDMONTON, Feb. 8, 2012 /CNW/ - Gordon J. Reykdal, Chairman and Chief Executive Officer of The Cash Store Financial Services Inc. (Cash Store Financial)  (TSX: CSF; NYSE: CSFS), a leading alternative financial services company, today announced the appointment of Kevin Paetz as President and Chief Operating Officer of Cash Store Financial's Canadian operations, effective March 1, 2012. Through the Cash Store Financial and Instaloans chains, Cash Store Financial operates a network of 573 branches in over 200 Canadian communities.

Mr. Paetz brings over 20 years of directly applicable experience in retail consumer finance. He has established a track record of building profitability through effective sales growth strategies, training initiatives, receivables management and acquisitions. He has deep experience managing large retail networks. Most recently, he spent seven years with Dollar Financial Group, a multi-national alternative financial services company, in several leadership positions including: Vice President Acquisitions, Vice President of Operations, United Kingdom; and Vice President, Field Operations Canada. Prior to Dollar Financial Group, Mr. Paetz worked for Alberta Treasury Branches as Vice-President, Personal Financial Services and Vice President of Sales and Channel Management. From 1983 to 1999, Kevin held multiple roles with Household Financial Corporation (HFC) Canada, culminating in General Manager of Operations.

"We are delighted to have Kevin on our team," said Mr. Reykdal. "He joins us after a 10 year accelerated expansion of our retail networks. We have a strong platform for long-term profitability and growth. Kevin has a clear mandate to refine our operations in order to improve sales and profitability. I am confident that Kevin's combination of competence, experience and demeanor will have a long-term and positive impact on our operations."

Mr. Paetz replaces Barret J. Reykdal who will assume responsibilities as President and Chief Operating Officer of Cash Store Financial's United Kingdom operations. This appointment is effective March 1, 2012. Mr. Reykdal played a critical role in the expansion of our Canadian network. His expertise in this regard will be applied to developing our operations in the United Kingdom, where the Company now has 23 branches.

About Cash Store Financial

Cash Store Financial is the only broker and lender of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates more than 573 branches across Canada under the banners:  Cash Store Financial and Instaloans. Cash Store Financial also operates 23 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as brokers and lenders to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 2,300 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual Information Form, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 40-F filed with the  U.S. Securities and Exchange Commission. All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere. Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

%CIK: 0001490658

For further information:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy Bland, Chief Financial Officer, (780) 732-5683

CO: The Cash Store Financial Services Inc.

CNW 14:23e 08-FEB-12